SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                Partners Bancorp
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    70213Q108
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                                 (CUSIP Number)

      Robert D. Klingler, Esq., Bryan Cave Leighton Paisner, One Atlantic Center, 14th Floor, 1201 W Peachtree St. NW, Atlanta, GA 30309, 404-572-6810
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                August 28, 2020
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            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1. Names of Reporting Persons................................ Kenneth R. Lehman
   I.R.S. Identification Nos. of Above Persons.............................. NA
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2. Check the appropriate box if a Member of a Group (See instructions)
  (a)  [ ]
  (b)  [ ]
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3. SEC use only
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4. Source of Funds.......................................................... PF
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5. Check if Disclosure of Legal Proceedings
   Is Required Pursuant to Item 2(d) of 2(e)............................... [ ]
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6. Citizenship............................................................. USA
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Number of      (7) Sole Voting Power................................. 7,386,431
Shares
Beneficially   (8) Shared Voting Power....................................... 0
Owned by
Each Reporting (9) Sole Dispositive Power............................ 7,386,431
Person
With           (10) Shared Dispositive Power................................. 0
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11. Aggregate Amount Beneficially Owned by Each Reporting Person..... 7,386,431
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12. Check if the Aggregate Amount in Row 11 Excludes Certain Shares........ [ ]
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13. Percent of Class Represented by Amount in Row 11..................... 41.7%
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14. Type of Reporting Person (See Instructions)............................. IN
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Item 1.  Security and Issuer

This statement relates to the common stock, par value $.01 (the "Common Stock") of Partners Bancorp (the "Company"). The Company's principal executive offices are located at 2245 Northwood Drive, Salisbury, Maryland 21801.

Item 2.  Identity and Background

(a)  This statement is filed by Kenneth R. Lehman (the "Reporting Person").

(b) The address of the Reporting Person is 122 North Gordon Road, Fort Lauderdale, Florida 33301.

(c)  The Reporting Person is a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding.

(e) The Reporting Persons has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds and Other Consideration

On May 4, 2020, the Company registered the Common Stock under Section 12(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), which caused the Reporting Person to become subject to Section 16 of the Exchange Act, and on May 5, 2020, the Reporting Person timely reported his ownership of 7,385,207 shares of Common Stock on Form 3. The reporting Person purchased an additional 1,224 shares of Common Stock in three transactions between August 28, 2020 and September 14, 2020 (the "Acquisition" and such shares the "Acquired Shares"). The Acquisition was timely reported on Form 5 on February 1, 2021. The shares of Common Stock acquired in the Acquisition are the only shares of Common Stock that the Reporting Person acquired between May 4, 2020, and the date hereof. The net investment cost (including commissions) of the Acquisition was $6,864.00, which was funded by cash on hand.

Item 4.  Purpose of the Transaction

The Reporting Person acquired the Acquired Shares and all other shares of Common Stock that he owns as of the date hereof, for investment. The Reporting Person has served as a director of the Company for more than the last five years. The Company's board of directors has approved and the Company entered into an Agreement and Plan of Merger by and among OceanFirst Financial Corp., Coastal Merger Sub Corp. and Partners Bancorp, dated as of November 4, 2021 (the "Agreement"), which is filed as Exhibit 1. Pursuant to the Agreement, OceanFirst Financial will acquire the Company. The Reporting Person also entered into a Voting and Support Agreement dated as of November 4, 2021, between the Reporting Person and OceanFirst Financial (the "Support Agreement," filed as Exhibit 2).

Other than as set herein and as may be set forth in or contemplated by the Agreement and the Support Agreement, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure;(g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act; or (j) any action similar to any of those enumerated in (a) through (i) above.

The Reporting Person may from time to time to review or reconsider his intention in holding and/or acquiring shares of Common Stock, to the extent such reconsideration and review is not limited by the Agreement and Support Agreement, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through
(j).

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person owns 7,386,431 shares of Common Stock, or an estimated 41.7%, of the outstanding shares.

(b) Other than as set forth herein, the Reporting Person has sole power to vote, direct the vote of, dispose of, or direct the disposition of all reported shares of Common Stock.

(c) The reporting Person has acquired 1,224 shares of Common Stock since May 4, 2020, and has not acquired any shares of Common Stock within the last 60 days.

(d) No other person has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As described above, the Company has entered into the Agreement and the Reporting Person has entered into the Support Agreement, which are filed as Exhibits 1 and 2, respectively. Of the 7,386,431 shares of Common Stock owned by the Reporting Person, 7,297,452 shares are pledged to collateralize loans pursuant to agreements between the Reporting Person and six unaffiliated community banks, which loan agreements include standard default and similar provisions. Other than in connection with the agreements described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger by and among OceanFirst Financial Corp., Coastal Merger Sub Corp. and Partners Bancorp, dated as of November 4, 2021 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on November 4, 2021, by Partners Bancorp, Commission File No. 001-39285).

Exhibit 2: Form of Voting and Support Agreement entered into by the Reporting Person and OceanFirst Financial, dated as of November 4, (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed on November 4, 2021, by Partners Bancorp, Commission File No. 001-39285).

Signature

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: November 4, 2021

/s/ Kenneth R. Lehman
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Kenneth R. Lehman